September 7, 2011

Via EDGAR and HAND DELIVERY

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-6010

Re: Zalicus Inc.

Form 10-K for the Fiscal Year Ended December 31, 2010

Filed March 10, 2011

Form 10-Q for the Quarterly Period Ended June 30, 2011

Filed August 4, 2011

File No. 000-51171

Dear Mr. Rosenberg,

This letter is submitted by Zalicus Inc. (the "Company") in response to the comment of the Staff (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") that was contained in your letter, dated August 25, 2011, to Mark Corrigan, the Company's President and Chief Executive Officer (the "Comment Letter"). For ease of reference, the comment contained in the Comment Letter is printed below in bold and is followed by the response of the Company.

1. Please provide us proposed milestone consideration disclosures as required by ASC 605-

28-50-2 to be included in future periodic reports.

The Company has research collaboration and license agreements with Novartis Institutes for Biomedical Research, Inc. ("Novartis"), Fovea Pharmaceuticals SA ("Fovea") and Amgen Inc. ("Amgen") pursuant to which it could receive consideration in the form of milestone payments in future periods. The Company did not receive any milestone payments in the six month period ended June 30, 2011. The Company acknowledges that ASC 605-28-50-2 requires the following:

For each arrangement that includes milestone consideration accounted for in accordance with the guidance in this Subtopic, an entity shall disclose all of the following in the notes to financial statements:
  A description of the overall arrangement
  A description of each milestone and related contingent consideration
  A determination of whether each milestone is considered substantive
  The factors that the entity considered in determining whether the milestone or milestones are substantive
  The amount of consideration recognized during the period for the milestone or milestones.

The Company's Form 10-K filed on March 10, 2011 includes a description of each of the respective arrangements in Note 10 Research and Development Agreements. Note 10 also includes disclosure of the total milestone payments that the Company could receive under each arrangement.

In response to the Staff's comment, the Company proposes to include the following in its revenue recognition disclosure within Note 2 Significant Accounting Policies as well as in its critical accounting policies in Management's Discussions and Analysis: The underlined text indicates the proposed additional disclosure. The proposed disclosures are prepared as of June 30, 2011, the end of the Company's second fiscal quarter, but will be revised in future periodic reports to reflect information from the relevant reporting period.

"Effective, January 1, 2011, the Company adopted new accounting guidance which codified a method of revenue recognition that has been common practice. Under this method, contingent consideration from research and development activities that is earned upon the achievement of a substantive milestone is recognized in its entirety in the period in which the milestone is achieved. At the inception of each arrangement that includes milestone payments, the Company evaluates whether each milestone is substantive. This evaluation includes an assessment of whether (a) the consideration is commensurate with either (1) the entity's performance to achieve the milestone, or (2) the enhancement of the value of the delivered item(s) as a result of a specific outcome resulting from the entity's performance to achieve the milestone, (b) the consideration relates solely to past performance and (c) the consideration is reasonable relative to all of the deliverables and payment terms within the arrangement. The Company evaluates factors such as the scientific, regulatory, commercial and other risks that must be overcome to achieve the respective milestone, the level of effort and investment required and whether the milestone consideration is reasonable relative to all deliverables and payment terms in the arrangement in making this assessment. The Company has concluded that all of the development and regulatory milestones pursuant to its research and development arrangements are substantive. Revenues from development and regulatory milestones, if they are nonrefundable and deemed substantive, are recognized upon successful accomplishment of the milestones. Milestones that are not considered substantive are accounted for as license payments and are evaluated as such in accordance with the Company's accounting policy for multiple element arrangements. Sales-based milestones are accounted for as royalties and are recorded as revenue upon achievement of the milestone, assuming all other revenue recognition criteria are met.

In response to the Staff's comment, the Company also proposes to incorporate the following in its Research and Development Agreement disclosures included in its Form 10-K. The Company also proposes to include these disclosures in its Form 10-Q for the quarter ended September 30, 2011. Proposed changes to the disclosures are underlined in the discussion that follows:

Novartis

In May 2009, the Company entered into a research collaboration and license agreement with Novartis focused on the discovery of novel anti-cancer combinations. Through the collaboration, the Company is using its proprietary cHTS platform to screen a unique library of molecules, including Novartis compounds, in multiple cell lines representing a broad spectrum of cancers to potentially discover novel single agent and combination therapies to treat various cancers.

Under the terms of the collaboration agreement, the Company received an initial payment of $4.0 million and will receive annual research support payments of up to $3.0 million, plus certain expenses. In addition, the collaboration agreement may provide the Company with up to $58.0 million for each combination product candidate advanced by Novartis upon achievement of certain clinical, regulatory and commercial milestones as follows:
    Up to $5.0 million in clinical development milestones.
    Up to $23.0 million in regulatory milestones.
    Up to $30.0 million in commercial milestones.

The Company did not recognize any milestone payments under this arrangement in the six months ended June 30, 2011 or 2010.

Fovea Pharmaceuticals SA, a subsidiary of Sanofi

On January 30, 2006, the Company entered into a research and license agreement with Fovea Pharmaceuticals SA, or Fovea. Under the terms of the agreement, Fovea agreed to conduct, at its own expense, preclinical and clinical development of combination drug candidates it selected from the Company's portfolio of product candidates for certain ophthalmic indications, including creating ophthalmic formulations for these selected drug candidates. Fovea was acquired by Sanofi in October 2009 and is now a subsidiary of Sanofi.

On July 22, 2009, the Company and Fovea amended and restated the research and license agreement. Under the amended and restated agreement, the Company granted Fovea an exclusive worldwide license to certain drug combinations to treat allergic and inflammatory diseases of the front of the eye. Fovea has advanced one such combination, Prednisporin (FOV1101), through Phase 2b clinical development for allergic conjunctivitis.

The Company has received payments totaling $1.5 million and is eligible to receive up to $39.0 million from Fovea upon achievement of certain clinical and regulatory milestones as follows:
    Up to $3.0 million in clinical development milestones.
    Up to $36.0 million in regulatory milestones.

The Company did not recognize any milestone payments under this arrangement in the six months ended June 30, 2011 and recognized $0.5 million in milestone payments in the six months ended June 30, 2010.

Amgen Inc.

In December 2009, the Company entered into a research collaboration agreement with Amgen Inc., or Amgen, focused on identifying synergistic combinations for two oncology targets of interest to Amgen. Under the agreement, the Company received a $750,000 payment in January 2010 to fund the initial research plan, and Amgen also agreed to reimburse the Company for laboratory supplies consumed. The initial research plan ended in September 2010, and Amgen elected for the Company to do follow-up research at an annual rate of $300,000 per full-time employee equivalent, plus the reimbursement of laboratory supplies. Amgen will also pay the Company a $1.0 million milestone payment for each Investigational New Drug application filing by Amgen for a product candidate with new intellectual property generated by the collaboration. The Company did not recognize any milestone payments under this arrangement in the six months ended June 30, 2011 and 2010. The agreement also provides Amgen with a non-exclusive license to use the Company's Chalice analyzer software in connection with the research collaboration. Through December 31, 2010, the Company has received $1.0 million in funding and expense reimbursement under this agreement.

* * *

As requested in the Comment Letter, the Company acknowledges that:

    The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
    Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and
    The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions regarding the Company's response to the Staff's comments please contact the undersigned at (617) 301-7220.

Very truly yours,

ZALICUS INC.

/s/ Justin A. Renz

Justin A. Renz

Senior Vice President, Chief Financial Officer

cc: Mark Corrigan, President and Chief Executive Officer

Jason Cole, Senior Vice President, General Counsel

Pamela Kelleher, Ernst & Young LLP